

08028510

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
106

SEC FILE NUMBER
8-67438

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___9/17/06___ AND ENDING ___12/31/07___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cabrillo Broker, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4365 Executive Drive, Suite 670
(No. and Street)

San Diego, CA 92121

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Kinkade   (415) 453-4132
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128

 (Address)   *(City)*   *(State)*   *(Zip Code)*

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 21 2008

Tr......
FINANCIAL

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, Wade Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabrillo Broker, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

DIANNE B. REESE
COMM. #1612911
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
NOVEMBER 12, 2009

_____
Signature

_____
Managing Director
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CABRILLO BROKER, LLC

Financial Statements
and
Independent Auditor's Report

December 31, 2007

CABRILLO BROKER, LLC

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518   Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Cabrillo Broker, LLC

We have audited the accompanying statement of financial condition of Cabrillo Broker, LLC as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the period from inception (September 17, 2006) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cabrillo Broker, LLC at December 31, 2007, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 21, 2008
San Diego, California

CABRILLO BROKER, LLC

Statement of Financial Condition

December 31, 2007

ASSETS

Cash	$125,411
Accounts receivable	103,850
Prepaid expenses	1,500
Total assets	$230,761

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 12,498
Due to affiliate	4,462
total liabilities	16,960
Member's equity	213,801
	$230,761

See notes to financial statements.

CABRILLO BROKER, LLC

Statement of Operations

From Inception (September 17, 2006) to December 31, 2007

Revenues	
Investment banking fees	$391,850
Reimbursed expenses	6,388
Interest and dividends	342
Other income	35,000
Total revenues	433,580
Expenses	
Outside Services	205,317
Management fee	12,000
Transaction costs	9,631
Regulatory fees	8,729
Facilities	5,975
Other expenses	5,127
Total expenses	246,779
Net income	$186,801

See notes to financial statements.

3

CABRILLO BROKER, LLC

Statement of Changes in Member's Equity

From Inception (September 17, 2006) to December 31, 2007

Capital contributions	
Cash	$ 27,000
Net income	186,801
Balance, end of period	$213,801

See notes to financial statements.

4

CABRILLO BROKER, LLC

Statement of Cash Flows

From Inception (September 17, 2006) to December 31, 2007

Cash flows from operating activities	
Net income	$186,801
Adjustments to reconcile net income to net cash from operating activities	
Changes in operation assets and liabilities	
Receivables	(103,850)
Prepaid and other assets	(1,500)
Accounts payable and accrued expenses	12,498
Due to affiliate	4,462
Net cash from operating activities	98,411
Cash flows from financing activities	
Capital contributions	27,000
Cash, end of period	$125,411
Supplemental disclosure of cash flow information:	
Income taxes paid	$ -
Interest paid	$ -

See notes to financial statements.

5

CABRILLO BROKER, LLC

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Cabrillo Broker, LLC (the "Company") is a Texas limited liability company.

   The Business. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides investment banking services primarily to emerging and middle market companies. These services include consultation and assistance with private and public offerings of equity and debt securities, mergers, acquisitions, divestitures, joint ventures, and other corporate finance transactions.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Revenue recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred.

   Income Taxes. Income taxes, if any, are the liability of the individual member except for minimum state and local taxes.

   Concentration of Credit Risk. The company maintains a cash balance with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this instrument.

   Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2007 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2007.

2. **COMMITMENTS AND CONTINGENCIES**

   Operating Lease. The Company leases office space from an affiliate on a month-to-month basis. Rent expense was $5,700 for the period ended December 31, 2007.

3. **NET CAPITAL REQUIREMENTS**

   Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The Company's ratio at December 31, 2007 was 0.16 to 1. At December 31, 2007, the Company's net capital of $108,451 was $103,451 in excess of the amount required by the SEC.

4. **INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3**

   The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) and, accordingly, has no possession or control requirements.

5. **COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3**

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

6. **RELATED PARTY TRANSACTIONS**

During the period ended December 31, 2007, an affiliate charged the Company management fees of $12,000 for the use of office facilities and equipment.

During the period ended December 31, 2007, the Company has paid certain business expenses on behalf of an affiliate as these expenses are directly related to the Company's business.

*****

CABRILLO BROKER, LLC

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2007

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total member's equity	$213,801	$213,801	$ -
Less non-allowable assets			
Accounts receivable	103,850	103,850	-
Prepaid expenses	1,500	5,900	4,400
Net capital	$108,451	$104,051	$ 4,400
Total aggregate indebtedness	$ 16,960	$ 21,360	$(4,400)
Ratio of aggregate indebtedness to net capital	0.16	0.21	(0.05)
Minimum net capital required	$ 5,000	$ 5,000	$ -

Note: *The differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2007 result from an audit adjustment to deposits and due to affiliate.*

8

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Cabrillo Broker, LLC:

In planning and performing our audit of the financial statements and supplementary schedules of Cabrillo Broker, LLC ("the Company") for the period ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.



February 21, 2008
San Diego, California

END